UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR APRIL 12, 2002

                                TOTAL FLEET S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Total Fleet S.A.
1. Balance Sheets - December 31, 2000 and 2001
2. Statements  of Income for the years ended December 31, 2000 and 2001
3. Summary Financial Data by Business Segment for the years ended December 31, 2000 and 2001
4. Selected Historical Financial and Other Data - 4Q2000, 4Q2001, years ended December 31, 2000 and 2001

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - DECEMBER 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )
                                                           December 31,
                                                     -----------------------
                                                       2000           2001
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                             12,094         8,143

Accounts receivable, net                              13,547        16,759

Revenue-earning vehicles, net                         50,087        60,480

Deferred income and social contribution taxes            287         3,810

Other                                                    179           192
                                                      ------       -------
                                                      76,194        89,384
                                                      ------       -------

NONCURRENT ASSETS:

Accounts receivable, net                                   -           737

Revenue-earning vehicles, net                         85,320       102,935

Escrow deposits                                          395           629

Deferred income and social contribution taxes            403           354
                                                      ------       -------
                                                      86,118       104,655
                                                      ------       -------


PROPERTY AND EQUIPMENT, NET                              257           387
                                                     -------       -------

Total assets                                         162,569       194,426
                                                     =======       =======

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - DECEMBER 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                           December 31,
                                                     -----------------------
                                                       2000           2001
CURRENT LIABILITIES:                                 --------       --------

Loans and financing                                     4,240          4,812

Accounts payable                                        8,518          5,882

Payroll and related charges                             1,176          1,302

Income and social contribution taxes                    1,385              -

Deferred income and social contribution taxes               -            742

Taxes, other than on income                               412            381

Advances from customers                                   470            139

Other                                                     963          2,646
                                                       ------         ------
                                                       17,164         15,904
                                                       ------         ------


NONCURRENT LIABILITIES:

Reserve for contingencies                                 492          1,262

Deferred income and social contribution taxes               -          1,264

Other                                                     644            134
                                                        -----          -----
                                                        1,136          2,660
                                                        -----          -----
SHAREHOLDERS' EQUITY

Capital stock                                         110,134        121,014

Accumulated earnings                                   34,135         54,848
                                                      -------        -------
                                                      144,269        175,862
                                                      -------        -------

Total liabilities and shareholders' equity            162,569        194,426
                                                      =======        =======

                                TOTAL FLEET S.A.

                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                    Year ended December 31,
                                                   -------------------------
                                                      2000           2001
NET REVENUES:                                       --------        -------


Fleet management                                      97,757        115,143

Used car sales                                        28,887         53,427
                                                     -------        -------
  Total revenues                                     126,644        168,570
                                                     -------        -------



EXPENSES AND COSTS:

Direct operating                                     (18,156)       (28,331)

Cost of used car sales                               (20,722)       (39,165)

Selling, general and administrative                  (12,649)       (15,364)

Depreciation of vehicles                             (29,837)       (26,881)

Other depreciation and amortization                      (98)          (128)
                                                     -------        -------
  Total operating expenses                           (81,462)      (109,869)
                                                     -------        -------

Operating income                                      45,182         58,701
                                                      ------         ------

FINANCIAL EXPENSE, NET                                    (5)           160

OTHER NONOPERATING INCOME (EXPENSE), NET                 (69)             1
                                                      ------         ------

Income before taxes                                   45,108         58,862


INCOME AND SOCIAL CONTRIBUTION TAXES                 (15,153)       (15,349)
                                                     -------        -------

Net income                                            29,955         43,513
                                                      ======         ======

                                TOTAL FLEET S.A.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

               FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )



                                            Year ended December 31,
                                           -------------------------
                                             2000              2001
                                           --------          -------

      NET REVENUES:

      Fleet management                       97,757          115,143

      Used car sales                         28,887           53,427
                                            -------          -------
                                            126,644          168,570
                                            -------          -------


      DEPRECIATION:

      Vehicle                               (29,837)         (26,881)

      Other                                     (98)            (128)
                                             ------           ------
                                            (29,935)         (27,009)
                                             ------           ------


      OPERATING INCOME:

      Fleet management                       43,577           54,045

      Used car sales                          6,069            9,592

      Corporate expenses                     (4,366)          (4,808)

      Other depreciation                        (98)            (128)
                                             ------           ------
                                             45,182           58,701
                                             ------           ------


      OPERATING MARGIN:

      Fleet management                         44.6%            46.9%

      Used car sales                           21.0%            18.0%

      Total                                    35.7%            34.8%

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                                                                  Year ended      Year ended
                                                                                  December 31,   December 31,
                                                         4 Q 2000    4 Q 2001         2000            2001
                                                         --------    --------     ------------    ------------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Fleet management                                         26,591      29,870         97,757         115,143
  Used car sales                                            7,243      18,107         28,887          53,427
                                                           ------      ------        -------         -------

Total net revenues                                         33,834      47,977        126,644         168,570
                                                           ------      ------        -------         -------

Direct operating costs and expenses:

  Fleet management                                         (3,959)     (8,349)       (18,156)        (28,331)
  Cost of used car sales                                   (5,016)    (14,432)       (20,722)        (39,165)
                                                           ------     -------        -------         -------
Total direct operating costs and expenses                  (8,975)    (22,781)       (38,878)        (67,496)
                                                           ------     -------        -------         -------

Gross profit                                               24,859      25,196         87,766         101,074

Selling, general and administrative expenses:

  Adverstising, promotion and selling:

    Fleet management                                       (1,700)     (1,670)        (6,187)         (5,886)
    Used car sales                                           (463)     (1,706)        (2,096)         (4,670)
                                                           ------      ------         ------          ------
      Total adverstising, promotion and selling            (2,163)     (3,376)        (8,283)        (10,556)

  General and administrative expenses                      (1,042)     (1,635)        (4,010)         (4,399)

  Other                                                      (120)       (209)          (356)           (409)
                                                            -----       -----         ------          ------
Total selling, general, administrative and other expenses  (3,325)     (5,220)       (12,649)        (15,364)
                                                            -----       -----         ------          ------
Depreciation expenses:

   Vehicle depreciation expenses                           (7,254)     (9,110)       (29,837)        (26,881)

   Non-Vehicle depreciation and amortization expenses         (33)        (29)           (98)           (128)
                                                           ------      ------        -------         -------
Total depreciation expenses                                (7,287)     (9,139)       (29,935)        (27,009)
                                                           ------      ------        -------         -------

Operating income                                           14,247      10,837         45,182          58,701

Financial Interest:
   Expense                                                   (163)       (431)        (1,007)         (1,502)
   Income                                                     585         330          1,036           1,726
   Tax on financial revenues                                  (19)        (12)           (38)            (64)
   Monetary variation and exchange loss                        (1)           -             4               -
   Monetary variation and exchange gain                       (64)           -             -               -
                                                           ------      ------           ----            ----
      Financial interest (expense) income, net                338        (113)            (5)            160
                                                           ------      ------           ----            ----

Nonoperating (expense)income , net                            (69)          -            (69)              1

Income before taxes                                        14,516      10,724         45,108          58,862

Income and social contribution taxes                       (4,829)        878        (15,153)        (15,349)
                                                           ------      ------         ------          ------
Net income                                                  9,687      11,602         29,955          43,513
                                                            =====      ======         ======          ======


                                                                                  Year ended      Year ended
                                                                                  December 31,   December 31,
STATEMENT OF OPERATIONS DATA                             4 Q 2000    4 Q 2001         2000            2001
                                                         --------    --------     ------------    ------------
OTHER DATA :

EBITDA                                                     21,534      19,976         75,117          85,710

Vehicle Depreciation Expenses                              (7,254)     (9,110)       (29,837)        (26,881)
                                                           ------      ------         ------          ------
Adjusted EBITDA                                            14,280      10,866         45,280          58,829
                                                           ======      ======         ======          ======

                                TOTAL FLEET S.A.

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                                                                  Year ended      Year ended
                                                                                  December 31,   December 31,
STATEMENT OF OPERATIONS DATA                             4 Q 2000    4 Q 2001         2000            2001
                                                         --------    --------     ------------    ------------

Fleet at end of period                                     10,850      12,300         10,850           12,300

Average Operating Fleet Age (months)                         12.6        16.1           11.0             15.4

Number of Rental Days                                     877,770   1,024,230      3,291,060        3,903,540

Utilization Rates                                           96.07%      98.92%         97.98%           97.81%

Numbers of Cars Purchased                                   1,525       1,265          4,612            5,270

Average Purchase Price                                      16.01       17.56          16.71            17.78

Total Investment in Fleet                                24,409.8    22,213.4       77,072.7         93,702.8

Numbers of Cars Sold                                          452       1,303          1,843            3,724

Average Car Price                                           15.44       13.39          15.30            13.87

Depreciation per car                                     2,857.76    3,167.32       3,197.82         2,424.84

Average Annual Revenue per Owned
 Car in Operation.....(R$)                              10,359.39   10,273.79      10,445.30        10,280.39

Average Rental Revenue per Rental
 Car per Day.....(R$)                                       29.95       28,85          29.61            29.20